                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         EQUITY OFFICE PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01
                         (Title of Class of Securities)

                                    294741103
                                 (CUSIP Number)

                            ANN F. CHAMBERLAIN, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                   10022-4873
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 19, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

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                                  SCHEDULE 13D

CUSIP NO. 294741103

(1)    Name of reporting person...... STICHTING PENSIOENFONDS VOOR
                                      DE GEZONDHEID GEESTELIJKE EN
                                      MAATSCHAPPELIJKE BELANGEN
       S.S. or I.R.S. identification
       Nos. of above persons.........

(2)    Check the appropriate box if    (a)    / /
       a member of a group (see
       instructions)                   (b)    / /

(3)    SEC use only..................

(4)    Source of funds (see
       instructions)................. WC/OO

(5)    Check if disclosure of legal
       proceedings is required
       pursuant to items 2(d) or 2(e) / /

(6)    Citizenship or place of
       organization.................. The Netherlands
Number of shares beneficially
owned by each reporting person
with:

(7)    Sole voting power............. 22,039,277

(8)    Shared voting power........... 0

(9)    Sole dispositive power........ 22,039,277

(10)   Shared dispositive power...... 0

(11)   Aggregate amount beneficially
       owned by each reporting person 22,039,277

(12)   Check box if the aggregate
       amount in Row (11) excludes
       certain shares (see
       instructions)................. / /

(13) Percent of class represented
       by amount in Row (11)......... 7.34%
(14).. Type of reporting person (see
       instructions)................. OO

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                   EQUITY OFFICE PROPERTIES TRUST SCHEDULE 13D

                                 AMENDMENT NO. 1

            This Amendment No. 1 ("AMENDMENT NO. 1") amends a Statement on Schedule 13D (the "SCHEDULE 13D"), dated as of February 11, 2000 and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM" or the "REPORTING PERSON"). This Amendment No. 1 amends Items 3 and 5 of the Schedule 13D. Items 1, 2, 4, 6 and 7 are not amended hereby. Capitalized terms used in this Amendment No. 1 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

            This Amendment No. 1 is being filed to reflect that, in connection with the consummation of the transactions contemplated in the Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated February 11, 2000, between Equity Office Properties Trust ("EOP"), EOP Operating Limited Partnership ("EOP PARTNERSHIP"), Cornerstone Properties Inc. ("CORNERSTONE") and Cornerstone Properties Limited Partnership ("CORNERSTONE PARTNERSHIP"), which consummation occurred on June 19, 2000 (the "EFFECTIVE DATE"), PGGM received 19,497,177 Common Shares of EOP. This Amendment No. 1 corrects the
Schedule 13D previously filed which assumed that PGGM would receive 19,502,153 Common Shares of EOP in the Merger (based on a pro rata conversion of the outstanding shares of Common Stock of Cornerstone held by all holders of such shares to receive $7.06 cash and .7009 Common Shares of EOP).

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On the Effective Date of the Merger Agreement, Cornerstone merged with and into EOP and Cornerstone Partnership merged with and into EOP Partnership. On the Effective Date, PGGM received 19,497,177 EOP common shares (the "COMMON SHARES"). In addition, on Effective Date, PGGM already beneficially owned 2,542,100 Common Shares.



ITEM 5      INTEREST IN SECURITIES OF THE ISSUER.

            (a) In the Merger, PGGM acquired 19,497,177 Common Shares. In addition, on the Effective Date, PGGM had beneficial ownership of 2,542,100 Common Shares. PGGM beneficially owns approximately 7.34% of the outstanding Common Shares (calculated by dividing (1) the sum of (i) the number of Common Shares that PGGM acquired in the Merger (19,497,177) plus (ii) the number of Common Shares beneficially owned immediately prior to the date thereof by PGGM (2,542,100) by (2) the number of Common Shares issued and outstanding as of the Effective Date (300,164,233).

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            (b) As of the date of filing of this Schedule 13D, the Reporting
Person has the power to vote or to direct the vote of or the power to dispose or direct the disposition of the Common Shares that are beneficially owned by it as follows:



                 BENEFICIAL                        RIGHT TO        NO RIGHT TO
                 OWNERSHIP       RIGHT TO VOTE      DISPOSE        VOTE OR DISPOSE
                 ---------       -------------      -------        ---------------
PGGM              22,039,277      22,039,277       22,039,277               0


(c) Not applicable.

(d) None.

(e) Not applicable.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 29, 2000

                                    STICHTING PENSIOENFONDS VOOR DE GEZONDHEID
                                    GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN





                                    By:  /s/  Jan H.W.R. Van Der Vlist
                                         ----------------------------------
                                         Name:  Jan H.W.R. Van Der Vlist
                                         Title:  Director Real Estate





                                    By:  /s/  Roderick M.S.M. Munsters
                                         ----------------------------------
                                         Name:  Roderick M.S.M. Munsters
                                         Title:  Managing Director Investments



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